[Diamond M Onshore Letterhead]

                                             December 31, 1996

Drillers, Inc.
625 Paragon Center One
450 Gears Road
Houston, Texas 77067

Gentlemen:

      Reference is hereby made to that certain Asset Purchase Agreement, dated as of November 12, 1996 (the "Purchase Agreement"), between Diamond M Onshore, Inc. (the "Company") and Drillers, Inc. ("Buyer"), to which Diamond Offshore Drilling, Inc. is a party for the purposes of Article 12 and Section 8.5 thereof and DI Industries, Inc. is a party for the purposes of Article 13 thereof. All capitalized terms used in this letter (this "Agreement") and not otherwise defined shall have the meanings assigned to them in the Purchase Agreement.

      The Purchase Agreement is hereby amended, effective as of the Closing Date as follows:

      1. Subsection 3.1(b)(iii)(y) is hereby amended to read in its entirety as follows: "any necessary consents to transfer or assign Contracts or Permits, to the extent the same are transferable or assignable".

      2. Subsection 3.1(k) is hereby amended to insert the word "not" in the third line of the first sentence thereof immediately after the word "would" and immediately before the word "result".

      3.    Section 10.14 is hereby amended to read in its entirety as follows:

            "10.14 SURVIVAL. Except as provided in Sections 3.3 and 3.4, no representations, warranties, covenants or agreements in this Agreement shall survive the Closing except for Articles 6,8,9,10,12 and 13 and Sections 1.2, 1.6, 2.4 and 4.12."

     Except as expressly herein amended, the Purchase Agreement shall remain in full force and effect. All references to the Purchase Agreement in the legal opinions, certificates, ancillary agreements and other documents delivered at or in connection with the Closing shall be deemed to refer to the Purchase Agreement as hereby amended.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to conflict of laws rules or principles, and shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto; provided that this Agreement may not be assigned by any party without the prior written consent of all other parties. No provision of this Agreement may be amended, modified or waived, except as a written document signed by all parties hereto. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity that is not a party hereto.

     Please acknowledge receipt of this letter and confirm your agreement concerning the matters stated herein by signing and returning the enclosed copy hereof, whereupon this Agreement and your acceptance of the terms and conditions herein provided shall constitute a binding Agreement between us.

                                              Very truly yours,

                                              DIAMOND M ONSHORE, INC,

                                              By: /s/ RICHARD L. LIONBERGER
                                                      Richard L. Lionberger
                                                      Vice President

Accepted and agreed to as
of the date above first written:

DRILLERS, INC.

By: /s/ RONNIE McBRIDE
Name:   Ronnie McBride
Title:  Sr. V.P.- Domestic Ops.

DI INDUSTRIES, INC.

By: /s/ RONNIE McBRIDE
Name:   Ronnie McBride
Title:  Sr. V.P.- Domestic Ops.

DIAMOND OFFSHORE DRILLING, INC.

By: /s/ RICHARD L. LIONBERGER
Name:   Richard L. Lionberger
Title:  Vice President